SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
 INVESTMENT COMPANIES

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[ ]	Merger
	[X]	Liquidation
	[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: BlackRock Multi-Strategy Hedge Advantage
3.	Securities and Exchange Commission File No.: 811-21760
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[ ] Initial Application	[X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
100 Bellevue Parkway Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3406

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809 (888) 825-2257

8.	Classification of fund (check only one):
	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
	[ ] Open-end	[X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

BlackRock Investment Management, LLC 40 East 52nd Street New York, New York 10022

Merrill Lynch Alternative Investments LLC 800 Scudders Mill Road Plainsboro, NJ 08536

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not applicable

13.	If the fund is a unit investment trust ("UIT") provide:
	(a)	Depositor's name(s) and address(es):
	(b)	Trustee's name(s) and address(es):
Not applicable
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	[ ] Yes	[X] No
If Yes, for each UIT state:

Name(s):
File No.: 811-___
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [ ] No
If Yes, state the date on which the board vote took place:
September 12, 2008
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes [X] No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
Pursuant to Section 8.2 of the Declaration of Trust, the fund may be terminated by the trustees.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
December 1, 2008 and December 8, 2008
(b) Were the distributions made on the basis of net assets?
[X] Yes [ ] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [ ] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [X] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund's shareholders?
[ ] Yes [X] No
If No,

(a) How many shareholders does the fund have as of the date this form is filed? None.

(b)
Describe the relationship of each remaining shareholder to the fund:  On December 1, 2008, assets of $6,758,621.55 were transferred to MSHA Liquidating Trust along with the fund’s known and contingent liabilities.  The assets consisted of cash, receivables on investments sold, prepaid insurance and interests in underlying hedge funds.  Beneficial interests in MSHA Liquidating Trust were distributed to the fund’s shareholders on a pro rata basis.  On December 8, 2008, assets of $28,351,927.52 representing cash were distributed to shareholders, resulting in the fund having no assets or liabilities as of that date.  MSHA Liquidating Trust expects to liquidate these underlying hedge funds and use the proceeds to pay all expenses and liabilities.  Remaining cash will then be distributed to shareholders.

The MSHA Liquidating Trust is not required to register under the Investment Company Act of 1940 because of the exemptions provided for in Section 7(a) and, therefore, is not subject to the provisions of the Investment Company Act of 1940.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[X] Yes [ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: See response to Item 18(b).
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No
If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
[ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [X] No
If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $56,010.00
(ii) Accounting expenses: $3,125.00
(iii) Other expenses (list and identify separately):
Redemption fees: $84,126.75
Printing/mailing costs: $4,998.89
Document preparation costs: $6,400.00
(iv) Total expenses (sum of lines (i)-(iii) above): $154,660.64
(b) How were those expenses allocated?
BlackRock Advisors, LLC, the Fund's investment adviser, paid the legal expenses and redemption fees. The Fund paid accounting expenses, printing/mailing costs and document preparation costs.
(c) Who paid those expenses?
BlackRock Advisors, LLC, the Fund's investment adviser, paid the legal expenses and redemption fees. The Fund paid accounting expenses, printing/mailing costs and document preparation costs.
(d) How did the fund pay for unamortized expenses (if any)?
Not Applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes [X] No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes [X] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the merger: 811-______
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not applicable

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the BlackRock Multi-Strategy Hedge Advantage, (ii) he or she is the Secretary of the BlackRock Multi-Strategy Hedge Advantage, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

BlackRock Multi-Strategy Hedge Advantage

By:	/s/ Howard B. Surloff
Howard B. Surloff
Secretary